THE CAVALIER GROUP
September 16 2005

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010,
450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re:	The Cavalier Group
Registration Statement on Form SB-2 Filed on September 16, 2005
File Number 333-127016

We have reviewed your comment letter dated August 24, 2005, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A1 filing refer to the formal EDGAR filing (hard copy attached) – not to the black-line version.

General

1.
Rule 419 of Regulation C does not apply to The Cavalier Group. We have no intention of entering into a merger or acquisition within the next twelve months and we have a specific business plan to complete Phase I of our exploration program based on the success of this offering and a specific timetable. There is no uncertainty as once we complete the minimum subscriptions we will have adequate funding to complete Phase I. The Cavalier Group’s proposed business is not commensurate in scope with the uncertainty ordinarily associated with a blank-check company because we have a specific business plan as recommended by a qualified professional, with a specific timeline and specific costs associated with its conclusion. We have stated in the prospectus that we have no plans for mergers or acquisitions. However, we have added an additional risk as follows:

“10. Our proposed business may be construed as being commensurate in scope with the uncertainty associated with a blank-check company.

The Cavalier Group is an exploration stage corporation. We have no revenues, contracts or agreements with customers or suppliers and have conducted little business activity

5728 – 125A Street, Surrey, B.C. V3X 3G8 Canada
Phone: (604) 597-0028 Fax: (604) 590-3123 e-mail: cavaliergroup@gmail.com

Ms. Pamela A. Long	2.
Securities & Exchange Commission
September 16, 2005

other than for the raising of initial seed capital and the filing of this registration statement. We have only $26,000 in total assets. Because we have a specific business plan and a geological report prepared by an independent professional engineer with specific time lines and costs we believe we do not meet the criteria for the application of Rule 419, the blank check company prohibition of the Act.

Our officer and director has been involved with The Stallion Group and Reward Enterprises, Inc. and was a founding shareholder of Kidstoysplus.com, Inc. Neither of the latter two were successful enterprises in their founding business plans. The Stallion Group has not yet initiated its business plan and it is too early to measure its success. Although we have a specific business plan, there is a risk that Cavalier’s business plan may not be successful in which case investors may lose all of their investment.”

Mr. Williams’ is the sole officer and director of The Stallion Group and was the President and a director of Reward Enterprises, Inc. He remains purely a shareholder of Alton Ventures, Inc., Kidstoysplus.com, Inc. and Paradigm Enterprises, Inc. He is no longer a shareholder of Sterling Group Ventures, Inc. He was otherwise not involved in and knows nothing of the affairs of Blue Hawk or Invision Capital.

Information provided to us by Mr. Doutaz is that although an officer and director of Kidstoysplus.com, Inc. and Blue Hawk Ventures, Inc. he was not in control of either corporation and the merger decision, although consented to as a director of Blue Hawk, was initiated by the President and controlling interest holder and approved by the vote of the shareholders. Mr. Doutaz was neither a shareholder nor an officer nor director of Kidstoysplus.com when the decision was made to merge with Stealth MediaLabs.

2.
The discrepancy between the registration statement and the legal opinion was a typographical one by Mr. Nichol’s. The letter has been appropriately amended and is attached to the filing. The correct number of shares being offered by the selling shareholders is 1,200,000 shares.

3.
All references to “mining” or “mining operations” or terms such as “operations” have been replaced throughout with the terms “exploration” or “exploration operations” or “exploration” or “business” or “operating” except where the term is generic and applies to an industry.

4.	A current dated consent of our independent registered public accountants has been filed with the amended registration statement.

Registration Statement Cover Page

5.	We have added the IRS employer identification number (98-0463117) to the front page.

6.	We have added the registration file number (333-127016) to the front page.

Ms. Pamela A. Long	3.
Securities & Exchange Commission
September 16, 2005

7.
The footnote referenced and the Rule 473 delaying amendment will, in fact, be on the front cover of the registration statement. A approximation of the cover page when the SB-2 is submitted to the printers was filed on EDGAR as a supplementary document and is attached with the hard copy of this letter and will consist of one page.

8.	Under calculation of registration fee we have altered column two to reflect the number of shares being registered as opposed to the dollar value.

Summary of Prospectus

9.
We have added a paragraph (3) under Summary Information About The Cavalier Group stating “Our business plans for the next sixteen months through December 31, 2006 are detailed in the Management Discussion and Analysis section (b) on page 34” and have added the following to disclose our business plans for the next sixteen months through December 31, 2006 under the MD&A section (b):

“Our plan of operation for the next sixteen months through December 31, 2006 is:

Commencing no later than July 01, 2006, phase I of the work program will establish a grid, complete general prospecting and geological mapping of the property as well as provide a report on the work accomplished with specific recommendations for the future at a total cost of $40,000 based approximately on the following schedule:

Three Days – establishment of a grid across the property with crosslines being set up every 50 metres and intersecting crosslines marked at each 25 metre point. The cost of establishing the grid and supplies will be approximately $3,000.

Two Days – the intersecting crosslines established by the grid will become base reference points at which rock and soil samples will be taken; each of the samples will be analyzed for specific minerals and their geological characteristics identified and recorded.

Two Days – the entire property will also be searched for outcroppings, trenches or areas that may indicate further exploration is warranted in a later phase.

The cost of the prospecting efforts as well as the mapping, sample collections, camp costs and transportation to and from the property will be approximately $5,000.

Seven Days – 1,000 feet of diamond drilling will be accomplished at sites both predetermined based on past work on the property and on findings during the mapping and sampling phase. The cost of the diamond drilling and assaying the results will be approximately $22,000.

Weeks 3 through 9 – the various samples will be sent to a lab for analysis of their chemical makeup which will cost approximately $4,800 (included in the above estimates).

Ms. Pamela A. Long	4.
Securities & Exchange Commission
September 16, 2005

Weeks 10 through 16 – once all the sample information is available, a professional geologist or engineer will require at least one month to correlate the information and write a report either recommending that further work is warranted on the claims or that the property cannot have any further value added by doing additional exploration in which case he would recommend abandonment of the claims. The cost of the report and his supervision during the physical work on the claims will be approximately $2,600.

We have also included a contingency fee of $4,000 in our cost estimates. The funds, totalling $24,500, necessary to complete phase I will come from this offering.

October 15, to December 31, 2006 – we expect to have the report on phase I of the exploration program in hand by mid November, 2006 and will then be in a position to determine what the next step will be in the development of our business plan. If the report is favourable and advises that we proceed to phase II of the exploration program, we will then have to determine how we can raise the funds required for the second phase which are currently estimated at $80,000. If the report advises abandoning the claims as having little or no value, we will cease operating. Various options will be reviewed as to funding – public financing, private funding, loans or possible joint venture opportunities. Each of these will have to be evaluated for merit, cost and the most favourable basis for Cavalier and its shareholders. This process will require from four to eight weeks to complete.

January 01 to May 31, 2007 – if the report is favourable, we will spend this time working on the effort to raise the funds necessary to carry out phase II. This period may carry on into fiscal 2007 - 2008 depending on the availability of funds and the methods needed to complete the financing. For example, if a registration statement is required, it may take more than three months to complete the offering.

In addition, we have added a sentence to the next to last paragraph of this section to indicate what will happen if we are not successful in our attempts to find gold on the property such that the paragraph now reads:

“We will not move on to a subsequent phase of the exploration program until the phase we are working on is completed and the evaluation has been rendered. We will determine when that occurs. We do not have any plans to take Cavalier from phase I or II exploration to revenue generation. This is because we have not yet found anything and it is impossible to project revenue from nothing. If we do not find gold or sufficient reasons to proceed to the next phase of exploration we will have to cease operating.

Finally, risk three states categorically what will happen to our business if we fail to find gold mineralization or if we fail to find the mineralization in economic quantities – “We will have to cease operating.”

10.
We have added the following disclosure regarding Mr. Williams’ prior history with other public companies in the past five years under Directors, Officers, Promoters and Control Persons following his biography on page 25:

Ms. Pamela A. Long	5.
Securities & Exchange Commission
September 16, 2005

“In 1999 Mr. Williams, along with Brian Doutaz, formed Reward Enterprises, Inc., a Nevada based internet gaming business which was successful in raising over $500,000 towards the formation of the business. Although the corporation’s Web site and software programming was completed, the “dot com bust” and the international legal efforts to dissuade Internet gaming increased costs beyond the point that the business plan could feasibly operate and Reward ceased operations although it still trades on the OTC-BB under the symbol RWDE. Control of the Corporation was later transferred to another group with interests in Internet communications. Mr. Williams is also the president and sole director of The Stallion Group, a reporting issuer and start-up exploration entity with a mineral property in north-central British Columbia. Work was recently commenced on the first phase of exploration of the claims; results will not be available until early 2006. It does not trade and no quote is available.

In the past six years, Mr. Williams has been associated, as a shareholder, with the following corporations through his purchase of seed stock in each. Kidstoysplus.com, Inc., was an Internet based retailer of children’s toys and related items incorporated in 1999 which ceased operating in 2004; it currently is quoted on the Pink Sheets under the symbol SMLA and is called Stealth Medialabs. Paradigm Enterprises, Inc. started operations in mineral exploration in 2002 with limited results; it acquired oil and gas projects in late 2004 with a subsequent change of management; the corporation is now called Paradigm Oil And Gas, Inc. and is quoted on the OTC-BB under the symbol POGI. Alton Ventures, Inc., a reporting issuer, commenced operations in 2001 and is also involved in mineral exploration in north-western Ontario and has just commenced phase I exploration work on its mineral property. Results will not be known until early, 2006. Sterling Group Ventures, Inc. also started in 2001 with mineral claims in British Columbia. Although the engineer who completed phase I of the three phase exploration program recommended proceeding to the next phase, the Corporation was not successful in being able to secure the required funding. The Corporation then acquired a lithium property in China under new ownership and continues to be quoted on the OTC-BB under the symbol SGGV.”

Risks Associated with The Cavalier Group

11.	We have deleted the second sentence in the paragraph immediately preceding this section.

12.
We have deleted all references to “we cannot guarantee” in the risk section and have either altered the wording accordingly or have deleted the phrase in risks two, three and four of the first set of risks and number four of the second set of risks (those associated with the offering).

Management will devote only a limited amount of time

13.	We have altered Risk 9 by adding further information following the third sentence such that the risk now reads:

Ms. Pamela A. Long	6.
Securities & Exchange Commission
September 16, 2005

“Because Mr. Williams, our President and CEO, will be devoting only 15% of his time, approximately 9 hours per week, to our business plans our business may suffer. As a result, exploration of our claims may be periodically interrupted or suspended. Interruptions to or suspension of our exploration program will cause us to cease operating. Mr. Williams is also the sole officer and director of The Stallion Group a Nevada based mineral exploration corporation engaged in mineral exploration in British Columbia. In the future he will continue to be involved in the mineral exploration business for other entities and such involvement could create a conflict of interests.

In the future, such corporations could begin operating mines and/or we, and other companies of which Mr. Williams may become a member of the board of directors, may participate in the same properties. Joint ventures in acquiring, exploring and mining natural resources are frequent in the industry. He could be presented mining or other exploration opportunities which would force him to determine which company to offer the project to and from where to seek the appropriate funding. As a result there may be situations which involve a conflict of interest. Issues pertaining to conflicts of interest and how they would be handled are addressed in “Conflicts of Interest on Page 25.”

14:	We have added risks numbered 11 and 12 to the risk section in response to the first two points of your comment letter as follows:

“11. The probability of an individual prospect ever having reserves is extremely remote.

The worldwide mining industry is founded upon small parcels of land being explored by junior exploration entities but the chances of finding reserves on any individual prospect are almost infinitesimal. It is common to spend millions of dollars on a potential project and complete many phases of exploration and still not obtain reserves that can be economically exploited. Therefore, the chances of Cavalier’s property ever having reserves is extremely remote and in all probability our property does not contain any reserves and the funds spent in exploration will probably be lost.

12. Management lacks formal training in mineral exploration or the development of mining or mining related operations.

Our senior officer and director has no professional accreditation or formal training in the business of mining exploration or mining related operations. All his experience and training has been developed in his capacity as an officer, director or supervisor of other companies involved in mining and natural resource exploration. With no direct training or experience in these areas our management may not be fully aware of many of the specific requirements related to working within this industry. Decisions made without this knowledge may not take into account standard engineering management approaches that experienced mineral exploration corporations commonly make. Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm as a

Ms. Pamela A. Long	7.
Securities & Exchange Commission
September 16, 2005

result of management’s lack of experience in the industry. For this reason we will retain such technical experts as are required to provide professional and technical guidance.”

Our geologist has, in fact, visited the claims. On page 10 of Mr. Middleton’s report (Certification) he states in 5 (g) that “The attached report is a product of a personal visit to the property at various times during April and May, 2005”.

We have also combined risk factor three with an additional risk factor under “Risks of the Offering” noting that investors cannot withdraw their subscription and that there is no escrow account as follows:

“5.      Investors cannot withdraw their subscription; there is no escrow account. Although there is a minimum number of shares that must be sold, we will not refund any money to you even if we don’t raise enough money to start exploration yet raise in excess of the minimum subscription. If we fail to start or complete our exploration program it is unlikely we will be able to raise additional financing and we will cease operations.

Investors cannot withdraw their subscription once accepted by Cavalier which means that if the minimum subscription of 1,000,000 shares is reached, you cannot get your money refunded regardless of the circumstances. In addition, there is no escrow account whereby the funds are held by an independent third party pending completion of the minimum offering. This may make it much more difficult for you to get your money back should there be a failure to meet minimum subscription levels.

There is a minimum number of 1,000,000 shares that must be sold in this offering. Any money we receive will be immediately appropriated by us if we sell in excess of the minimum subscription level. We may not raise enough money to start or complete exploration. No money will be refunded to you if we sell the minimum. If we sell less than the minimum all of the subscribed for funds will be fully refunded. There are no minimum share purchase requirements for individual investors.”

In reference to disclosing an affiliation between Gerald Williams and Brian Doutaz we refer you to our response to comment 15.

We have added a risk (number 13) to discuss the issues surrounding our common shares as a penny stock stating:

“13      Our common stock is classed as a “penny stock”. Trading of our stock may be restricted by the SEC's penny stock regulations which may limit a stockholder's ability to buy and sell our stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, with certain exceptions. Our

Ms. Pamela A. Long	8.
Securities & Exchange Commission
September 16, 2005

common stock is covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and may have an adverse effect on the market for our shares.”

We have added risk factor fourteen to discuss the risk attached to selling shareholders selling their shares into the market as follows:

“14.      Sales of a substantial number of shares by the selling shareholders may result in a downward pressure on the price of our shares and the ability of new investors to realize their investment.

We are offering a minimum of 1,000,000 and a maximum of 2,000,000 shares for sale to the public. In addition, our current shareholders will be offering up to 1,200,000 shares for sale. If we sell the maximum subscription, there will be a total of 8,400,000 shares

Ms. Pamela A. Long	9.
Securities & Exchange Commission
September 16, 2005

outstanding. The selling shareholders will represent almost 15% of the then outstanding shares which is a significant offering. This may result in a serious downward pressure on the selling price of our common shares and may limit the ability of our new shareholders to realize their investment and may result in substantial losses to potential investors.”

Determination of the Offering Price

15.
In the use of the term “arms length” we refer to no fiduciary or direct relationships between parties and neither controlled by the other. Ms. Kimberly Cooper is Mr. Williams’ adult, married sister. Ryan Investments Ltd. is a private corporation 100% owned and operated by Sylvia Williams, Mr. Williams’ wife. We erred in missing inclusion of Sylvia Williams in our previous filing. Mrs. Williams operates her own business and maintains her own personal broker-dealer accounts with no other person having control over her activities. Mr. Williams and Brian Doutaz have been business associates for in excess of 10 years and have served on the boards of only two companies at the same time (Adda Resources Ltd. and Reward Enterprises, Inc.). Each has been involved in the public markets in Canada and the United States for over 30 years and have accumulated some of the same friends and contacts. Their businesses and expertise are separate and different. In certain cases, Mr. Williams has been an investor in Mr. Doutaz’s projects and in some he has not been. Their daily business dealings are totally at arms length and each charges fees to the other where applicable.

Plan of Distribution

16.
Mr. Williams satisfies the requirements of Rule 3a4-1. The rule states that an individual will satisfy the rule if he is (B) not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do(es) not participate in selling and offering of securities for any issuer more than once every twelve (12) months. He is not a broker dealer nor is he associated with a broker dealer nor has he been during the preceding twelve months. Each of Stallion and Cavalier offered securities only once in a twelve month period.

Selling Shareholders

17.	Mr. Williams was the only person involved in the sale of shares to the selling shareholders.

18.
All placees to the private placement are either business associates, friends or in the case of Mrs. Cooper, family of Mr. Williams. Brian Doutaz is classed as a sophisticated investor; the balance are not. Mr. Williams identified all the purchasers and personally contacted each either in person or by telephone. All were provided with an Offering Memorandum in accordance with the rules of the B.C. Securities Commission which has received a copy of the Memorandum and a formal filing on the issue.

Ms. Pamela A. Long	10.
Securities & Exchange Commission
September 16, 2005

19.
As mentioned previously (response 15) Gerald Williams and Sylvia Williams are husband and wife and other than for the relationship between Kimberley Cooper and Mr. Williams there is no affiliation between Mr. Williams and any other shareholder. We have also noted that Mr. Williams and Brian Doutaz are business associates and have been such for over 10 years. There are no other relationships between the two. They do not act in concert in any way, shape or form in their holding of securities; each maintains his own account and broker-dealer relationship(s).

Directors and Executive Officers

20.
As noted in response 3 above, All references to “mining” or “mining operations” or terms such as “operations” have been replaced throughout with the terms “exploration” or “exploration operations” or “exploration” or “business” or “operating” except where the term is generic and applies to an industry. In addition, as noted in response 10 above, we have added a paragraph outlining Mr. Williams’ involvement in The Stallion Group.

Description of Business

Business Development

21.	We have altered bullets 1 and 2 to reflect the correct expenditures which should be $40,000 in phase I and $80,000 in phase II for a total of $120,000.

Proposed Exploration Program – Plan of Operation

22.	We have added a sentence to the fourth paragraph of this section directing the reader to the detailed outline of the timetable we intend to follow in the MD&A (b) section. See also response 9.

Offices

23.
Originally we considered using the facilities of Mr. Doutaz, who provides administrative support to public corporations, for that purposes; however, just prior to the beginning of the summer, our operations were moved to Mr. Williams’ personal offices on 125A Street. This created some inconsistencies in our correspondence. The matter has been corrected and all correspondence attached to our registration statement and other related documents have been amended accordingly.

Description of the Property under Option

24.	We have amended our filing to remove all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities by other corporations outside of our optioned property.

Ms. Pamela A. Long	11.
Securities & Exchange Commission
September 16, 2005

25.
We have deleted reference to the Web site in question as the information contained therein conflicts with the statement made in response 24 (the Web site includes discussions on adjacent areas and properties) and is generally not available for the purposes of our registration statement.

Regional Geology

26.
We have revised this section to simplify the information but have retained the technical aspects in brackets for the more informed investor. We have also altered the sections under Property Geology (deleted in its entirety), Previous Work and Our Proposed Exploration Program – Plan of Operation accordingly.

Previous Work

27.	We have added a statement that “no previous work has been performed on the property by Cavalier”.

Our Proposed Exploration program – Plan of Operation

28.	We have added a paragraph stating that no power is available on the property in the next to last paragraph of the section immediately prior to Competitive Factors and which reads:

“There is no power available on the property or within a reasonable distance from the property. All contract work will involve bringing to the site portable power generation units.”

Certain Relationships and related Transactions

29.
Gerald W. Williams is the sole promoter of the Cavalier Group. Mr Doutaz is a business associate of Mr. Williams and has been involved in other public corporations as previously noted. The correct address of The Cavalier Group is 5729 – 125A Street, Surrey, B.C. Mr. Doutaz provides business services to Mr. Charles (Wellington is his first name not his surname) and his corporation through the Railway address. Also as previously noted in responses 15 and 16 Sylvia Williams (Ryan Investments Ltd.) and Mrs. Cooper are related to Mr. Williams. Finally, Mr. McDonald acts as Cavalier’s filing agent and is responsible for Cavalier’s public filings. Other than on a fee for service basis he has no other relationship with the Corporation. As the sole promoter for both The Stallion Group and Cavalier the shareholders of both corporations are all close family members, friends or business associates of Mr. Williams.

30.	Mr. Williams, as promoter, officer or director, has received nothing of value directly or indirectly from Cavalier.

Ms. Pamela A. Long	12.
Securities & Exchange Commission
September 16, 2005

Back Cover

31.	We have added the following Dealer Prospectus Delivery Obligation as the back page of the prospectus:

“Dealer Prospectus Delivery Obligation - Until _____________, 2005, all dealers that effect transactions in these securities, hether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.”

Exhibit 23.2 – Consent of R.T. Middleton

32.	Mr. Middleton’s consent has been revised to read as follows:

“I, ROBERT S. MIDDLETON, of 136 Cedar Avenue South, Timmins, Ontario, do hereby consent to the use in this registration statement of The Cavalier Group on Form SB-2 of my Report On The Casa Berardi Claims dated May 19, 2005, appearing in the prospectus, which is part of this Registration Statement. I hereby concur with the summary of the report contained in the registration statement. I also consent to the reference to me under the heading “Interest of Named Experts”, “Our Proposed Exploration Program”, and “Employees” in such registration statement and agree to the filing of this consent as an exhibit to the registration statement.”

Yours truly,
THE CAVALIER GROUP

/s/ “Gerald W. Williams”

Gerald W. Williams
President